Exhibit 99.1

 GasLog Ltd. and GasLog Partners LP Appoint Richard Sadler as Chief Operating Officer

MONACO — August 21, 2017 — GasLog Ltd. (NYSE:GLOG) (“GasLog”) and GasLog Partners LP (NYSE:GLOP) (“GasLog Partners”) announced today that, following Graham Westgarth’s retirement from his position as Chief Operating Officer (“COO”), Richard Sadler has been appointed as COO of GasLog and GasLog Partners and will take up his new role in September 2017. Graham was appointed to the GasLog Board of Directors at GasLog’s annual general meeting in May 2017, and will work with Richard to ensure a smooth transition.

Richard is highly respected throughout the maritime industry and brings a wealth of shipping experience to GasLog having served as Chief Executive Officer of Lloyd’s Register Group from 2007 to 2015. During his 8 years as CEO, Lloyd’s Register Group doubled its revenue reaching an annual turnover of £1.1bn, through 9,500 staff providing compliance and consultancy services to 60,000 global clients in 78 countries.

Prior to his time as CEO of Lloyd’s Register, Richard worked as a Director of Asset Management for the Royal Bank of Scotland in the Shipping and Offshore Energy Division. Before that, Richard held a number of positions at Lloyd’s Register including in Kuwait, Bahrain, Oman and Japan. Whilst in Japan he oversaw, on behalf of Lloyds Register, the construction of LNG newbuildings for the North West Shelf project and was the LR liaison for the Shell LNG vessels operating from Brunei. Earlier in Richard’s career, he was an Engineering Officer in the Royal Navy before studying Naval Architecture at the University of Newcastle-upon-Tyne.

Richard is a Fellow of the Royal Academy of Engineering, where he is also a member of the audit and risk committee. He holds Honorary Doctorates from the University of Southampton and the University of Newcastle-upon-Tyne and is a visiting Professor of Dalian Maritime University. Richard is also a Trustee and one of the Elder Brethren of Trinity House. Richard has also held the office of President of the Welding Institute in Cambridge for three years.

Paul Wogan, GasLog CEO, said, “On behalf of the Boards of GasLog and GasLog Partners, and the Management team, I am pleased to welcome Richard to GasLog as COO. His deep understanding of the shipping sector and his years of relevant operational experience will make him a huge asset to the company. I would also like to take this opportunity to thank Graham for his contribution to GasLog during the past few years of growth and I look forward to being able to continue to access his experience and wisdom as a Board member.”

Richard Sadler commented, “I am delighted to be joining GasLog at such an exciting time in the company’s evolution. The LNG and LNG shipping markets are experiencing a period of considerable growth with significant opportunities and I believe that GasLog is well placed to take advantage of these opportunities. I look forward to working with the team to continue to develop GasLog into a world-class player in the LNG value chain.”

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet now includes eleven LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of eleven LNG carriers, each of which has a multi-year time charter. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts:

Paul Wogan

Chief Executive Officer, GasLog Ltd.

Phone: +44 203 388 3108

Andy Orekar

Chief Executive Officer, GasLog Partners.

Phone: +1 212 223 0847

Jamie Buckland

Head of Investor Relations

Phone: +44 203 388 3116